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                              July 25, 2022

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       120 Kentucky Ave., Suite 110
       Lexington, Kentucky 40502

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed July 15, 2022
                                                            File No. 024-11808

       Dear Mr. Behrens:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 3 to Offering Statement on Form 1-A Filed July 15, 2022

       General

   1. We note your revised disclosure in response to comment 1. We further note that Series
                                                        Forever Rose and Series
Cuvier are still listed in the Principal Interest Holders table on page 171. Please remove
them from the table or tell us why you believe it is appropriate to retain them in the
table.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Michael Behrens
My Racehorse CA LLC
July 25, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                          Sincerely,
FirstName LastNameMichael Behrens
                                                          Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                          Office of Trade &
Services
July 25, 2022 Page 2
cc:       Christopher Tinen
FirstName LastName